Exhibit 99.1

FOR IMMEDIATE RELEASE	Thursday, January 7, 2010

Celestica Acquires Invec Solutions

Acquisition Strengthens Celestica’s After-Market Services Offering

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced it has acquired Invec Solutions, a leading provider of warranty management, repair, and parts management services to companies in the information technology and consumer electronics markets.

The acquisition of Scotland-based Invec will enhance Celestica’s after-market services offering through its proprietary reverse logistics software, which allows customers to view their repair status and inventory information from anywhere in the world using a web browser. This system can be tailored to meet unique customer requirements and Celestica will integrate Invec’s reverse logistics software throughout all of its after-market services locations.

In addition, this acquisition will expand Celestica’s current global after-market services network to include a UK-based depot and repair screening centre for the European market.

“Building on our current offering, the acquisition of Invec significantly expands our reverse logistics capabilities and will enable Celestica to deliver enhanced global capabilities to customers requiring after-sales support,” said Jim Hunt, Vice President, After-Market Services, Celestica. “The Invec team shares our commitment to driving customer success and will make a strong contribution to our after-market services business.”

“By combining our proprietary technology with Celestica’s global after-market services capability, we can offer an expanded, global value proposition for our combined customer base,” said John Scott, Managing Director, Invec. “This is a positive move for our company and we’re very excited about joining the Celestica team.”

Celestica’s expertise in after-market services includes returns management, repair, supply chain management, refurbishment and recycling. Celestica also focuses on reducing returns and warranty costs by continuously improving next-generation products through unique processes, failure analysis and data analytics.

Financial terms of the transaction were not disclosed.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at www.celestica.com. For more information on Invec Solutions, visit its website at www.invec.co.uk

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Celestica Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial and or operational results, and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. The risks and uncertainties referred to above include, but are not limited to: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; and delays in the delivery and/or general availability of various components used in the manufacturing process. These and other risks and uncertainties and factors are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Contact:	Investor Contact:
Pam White	Paul Carpino
Celestica Global Communications	Investor Relations
Phone: 416-448-2200	Phone: 416-448-2211
Email: pamw@celestica.com	Email: clsir@celestica.com